Exhibit 99(a)(5)(v)

400 South LaSalle Street

Chicago, IL  60605

www.cboe.com

http://cboenews.com

http://ir.cboe.com

NEWS

FOR IMMEDIATE RELEASE

CBOE HOLDINGS ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFERS

CHICAGO, November 24, 2010 — CBOE Holdings, Inc. (NASDAQ: CBOE) today announced that its two tender offers for shares of its class A-1 and class A-2 common stock were oversubscribed based on the preliminary count by BNY Mellon Shareowner Services, the depositary for the tender offers.  The tender offers expired at 5:00 p.m., New York City Time, on Tuesday, November 23, 2010.  Accordingly, after prorating in accordance with the terms of the tender offers, CBOE Holdings expects to purchase 5,983,713 shares of class A-1 common stock and 5,983,713 shares of class A-2 common stock, the full number of shares sought in each tender offer, at $25.00 per share.

CBOE Holdings expects to announce final results of the offers later today.  Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted for purchase.

The class A-1 and class A-2 common stock is held by former seat owners of Chicago Board Options Exchange, Incorporated, and members of the settlement class in CME Group Inc. et al v. Chicago Board Options Exchange, Incorporated, et al.  The class A-1 and class A-2 common stock is currently subject to transfer restrictions and cannot be sold in any public market.   Following the tender offers, CBOE Holdings expects to have 38,340,090 shares of class A-1 common stock and 38,340,090 shares of class A-2 common stock outstanding.

The tender offers were made only pursuant to offers to purchase (as supplemented) and related letters of transmittal, which were previously filed with the Securities and Exchange Commission and forwarded to record holders of the class A-1 and class A-2 common stock.

Holders of class A-1 and class A-2 common stock can direct questions with respect to the tender offers to BNY Mellon Shareowner Services at (866) 353-0872.

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CBOE Holdings, Inc. is the holding company for Chicago Board Options Exchange (CBOE) and other subsidiaries.  CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX). Other products engineered by CBOE include equity options, security index options, LEAPS options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading and is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with all trades cleared by the AAA-rated Options Clearing Corporation (OCC).

Media Contacts:		Investor Relations Contact:
Gail Osten	Gary Compton	Debbie Koopman
312.786.7123	312.786.7612	312.786.7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE-C

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, FLEX®, Hybrid®, LEAPS®, CFE®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated (CBOE).   SPXSM, BXMSM, The Options InstituteSM and CBOE Futures ExchangeSM are service marks of CBOE.  Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by CBOE.

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